UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42269

Galaxy Payroll Group Limited

(Registrant’s Name)

25th Floor, Ovest,

77 Wing Lok Street,

Sheung Wan, Hong Kong

+852 3105 2611

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into a Material Definitive Agreement.

As previously disclosed, on July 11, 2025 and subsequently on September 12, 2025, Galaxy Payroll Group Limited (the “Company”) entered into certain securities purchase agreement and its amendment (collectively, the “2025 SPA”), respectively, with certain investors therein (the “2025 Investors”), pursuant to which the 2025 Investors agreed to subscribe, and the Company agreed to issue and sell an aggregate of 1,500,000 Class A ordinary shares, each with a par value of US$0.00625 (the “Ordinary Shares”), through a private investment in public equity, at a price of US$2.178 per Ordinary Share. A Registration Rights Agreement was also entered into by and between the Company and each of the 2025 Investors on July 11, 2025 (together with the 2025 SPA, the “2025 PIPE Agreements”). On January 21, 2026, the Company entered into a termination agreement with the 2025 Investors (the “Termination Agreement”), pursuant to which all the obligations under the 2025 PIPE Agreements have been terminated.

On January 15, 2026, the Company entered into a securities purchase agreement (the “2026 SPA”) with certain non-U.S. investors (collectively, the “2026 Purchasers”), pursuant to which the Company agreed to sell and the 2026 Purchasers agreed to purchase an aggregate of 3,800,000 Ordinary Shares of the Company, at a purchase price of US$0.66 per Ordinary Share, which is 40% of the closing price of the Ordinary Shares as of January 14, 2026 (the “2026 PIPE Transaction”). The Company expects to receive aggregate gross proceeds of approximately US$2.5 million before any expenses incurred from the 2026 PIPE Transaction. The closing of this 2026 PIPE Transaction shall be subject to the satisfaction of certain customary closing conditions as stipulated in the 2026 SPA and take place on the date as mutually agreed upon.

The Company also entered into a Registration Rights Agreement, dated January 15, 2026 (the “2026 RRA”) with each of the 2026 Purchasers, pursuant to which the Company has agreed to file a registration statement to register for resale by the 2026 Purchasers the Ordinary Shares they purchased in the 2026 PIPE Transaction.

The foregoing descriptions of the 2026 SPA, and 2026 RRA are qualified in their entirety by reference to the full text of Form of 2026 SPA and Form of 2026 RRA, copies of which are attached as Exhibit 10.1, and Exhibit 10.2 hereto and incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Payroll Group Limited

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: January 22, 2026

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